

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

>   **Re: Skinvisible, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 2, 2018**
>   **File No. 000-25911**

Dear Mr. Howlett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 2, 2018

Security Ownership of Certain Beneficial Owners and Management, page 9

1. We note that you have included derivative securities in the beneficial ownership table for bothTerry Howlett and Doreen McMorran. Please clarify whether Mr. Howlett and Ms. McMorran have voting and/or investment power over such derivative securities, as defined by Rule Rule 13d-3 of the Exchange Act. If Mr. Howlett and Ms. McMorran are not beneficial owners of such derivative securities, please revise the beneficial ownership table accordingly.

Proposal No. 1: Approval of the Merger Agreement, page 20

2. Please revise your disclosure here and throughout the proxy statement as appropriate to discuss the business of the Combined Company upon completion of the merger. In

particular, please clarify whether the business operations of Skinvisible will continue upon completion of the merger.

Merger Consideration, page 21

3. Please expand your disclosure here and elsewhere as appropriate to quantify how the debt conversion agreements and the private placement will impact the exchange ratio. Please also disclose relevant information about the third party indebtedness and the private placement, including the amount of third party indebtedness that is outstanding, the terms at which the indebtedness will convert into common stock, how the pricing of the common stock offered in the private placement will be determined, and the corresponding effect(s) on the exchange ratio.

Background of the Merger, page 22

4. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives and why the transaction is being recommended at this time. The disclosure should also explain any discussions of material issues and the positions taken by the parties to the transaction. Please include materially complete disclosure that addresses, but is not limited to, the following:

   • The particular strategic alternatives considered by the board of Skinvisible and why it did not pursue them;
   • The nature of the relationship between Skinvisible and Quoin, including any pre-existing relationship and including how the parties were first put in contact;
   • Why Quoin approached Skinvisible on August 30, 2017 to pursue a merger when it appears that Quoin only acquired Polytherapeutics on March 24, 2018;
   • The "potential synergies" considered by the Board given that Quoin had no assets in August 2017; and
   • Discussions/negotiations relating to the exchange ratio, the formation of Ovation Science (which appears to have occurred after Quoin approached Skinvisible) and the related carve-out, third party indebtedness, the amount of the private placement, and the negotiation of employment agreements.

Information with Respect to Quoin, page 30

5. Please provide the information required by 14(c)(2) of Schedule 14A and Item 17 of Form S-4 for Quoin, including the financial statements required by Item 17(b)(7) and (8) of Form S-4. Please also update your disclosure throughout the proxy statement as appropriate to correspond to the financial statements.

6. Your disclosure regarding the business of Quoin should provide enough information to allow your investors to make an informed decision when voting on the proposal. Please provide a materially complete description of the business, including the following:

- Quoin's acquisition of QRX001 and QRX002 and the current stage of clinical development, including whether Quoin or another third party has conducted any preclinical or clinical testing, and, if so, the dates and results of such testing, and whether you have a current IND to conduct clinical trials;
- a description of any material intellectual property that Quoin owns and/or licenses, including material terms of the patents such as expiration dates; and
- a description of any material license/collaboration agreements, including any agreements with the US Department of Veterans Affairs relating to your contemplated clinical trials, including material obligations under the agreements.

Management Following the Merger, page 32

7. With respect to each person who will serve as a director or an executive officer of the Combined Company, please disclose the information required by Item 401, 402 and 404 of Regulation S-K. Refer to Item 18(a)(7) of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Scott Doney